UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of February 4, 2005.

Commission File Number 33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐     No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

BURNS, PHILP & COMPANY LIMITED ABN 65 000 000 359
LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

4 February 2005

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

Goodman Finance Limited: Preliminary Half Year Report Announcement

I attach a copy of an announcement made to the New Zealand Exchange Limited today by a wholly owned subsidiary of the Company, Goodman Finance Limited.

Goodman Finance Limited is the Issuer of NZ$212,500,000 Capital Notes, which were issued during the period from 5 May 2003 to 27 June 2003.

Yours sincerely

HELEN GOLDING

Company Secretary

Encl.

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

GOODMAN FINANCE LIMITED
REGISTERED ADDRESS:
GOODMAN FIELDER HOUSE
CNR SPRINGS & EAST TAMAKI ROADS
EAST TAMAKI
AUCKLAND
NEW ZEALAND

CONTACT DETAILS:
GPO BOX 543 SYDNEY NSW 2001
AUSTRALIA TEL: +612 9259 1111 FAX: +612 9247 3272

4 February 2005

Market Information Services Section
New Zealand Exchange Limited
Level 9, ASB Bank Tower
2 Hunter Street
WELLINGTON
NEW ZEALAND

Goodman Finance Limited - Preliminary Half Year Report Announcement

In accordance with Listing Rule 10.4.2, please find attached Appendix 1, being the Preliminary Half Year Report Announcement of Goodman Finance Limited (Goodman Finance) for the six month period ended 31 December 2004.

Goodman Finance is a wholly-owned subsidiary of Burns, Philp & Company Limited (Burns Philp). It was incorporated for the sole purpose of issuing Capital Notes. Goodman Finance does not conduct any trading activities, but is a conduit for receiving interest from Burns Philp and certain of its subsidiaries in order to fund Goodman Finance paying interest on the Capital Notes.

Accordingly the information contained in this Appendix 1 should be read in conjunction with the Burns Philp Half Year Financial Report for the period ended 31 December 2004 which was released on 3 February 2005 to the Australian Stock Exchange Limited (ASX) and the New Zealand Exchange Limited. A copy of the Half Year Financial Report is available on Burns Philp’s website at www.burnshilp.com and on the ASX website.

Yours faithfully

HELEN GOLDING
Company Secretary
Burns, Philp & Company Limited

Encl.

A MEMBER OF THE BURNS PHILP GROUP OF COMPANIES

Appendix 1 (Rule 10.4)
PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT	Preliminary Half Year Report

Goodman Finance Limited

For the Half Year Ended	31st December 2004

(referred to in this Report as the ‘Current Half Year’)

Preliminary Half Year report on results (including the results for the previous corresponding half year) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited accounts.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

	Consolidated Statement
	Financial Performance
			Previous
1 CONSOLIDATED STATEMENT OF FINANCIAL	Current	Up	corresponding
PERFORMANCE	Half Year	%	Half Year
	$NZ’000		$NZ’000

1.1 OPERATING REVENUE

(a) Trading Revenue	—	—	—

(b) Other Revenue	11,888	(7)	12,725

(c) Total Operating Revenue	11,888	(7)	12,725

1.2 OPERATING SURPLUS (DEFICIT) BEFORE TAXATION	479	(62)	1,274

(a) Add/(less) taxation on operating result	(158)	n/a	80

1.3 OPERATING SURPLUS (DEFICIT) AFTER TAX	321	(76)	1,354

(a) Extraordinary Items after Tax [detail in Item 3]	—	—	—

(b) Unrealised net change in value of investment properties	—	—	—

1.4 NET SURPLUS (DEFICIT) FOR THE PERIOD	321	(76)	1,354

(a) Net Surplus (Deficit) attributable to minority interests	—	—	—

1.5 NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	321	(76)	1,354

Consolidated Statement of
Financial Performance
2 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/	Current	Previous
EXPENSES FOR HALF YEAR	Half Year	corresponding
	$NZ’000	Half Year
$NZ’000
2.1 INCLUDED IN CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

(a) Interest revenue included in Item 1.1(b)	11,888	12,725

(b) # Unusual items for separate disclosure (gain/loss) (detail - Item 3)	—	—

(c) Equity earnings (gain/loss) (detail - Item 16)	—	—

(d) Interest expense included in Item 1.2 (include all forms of interest, etc)	(11,347)	(11,437)

(e) Leasing and renting expenses	—	—

(f) Depreciation	—	—

(g) Diminution in the value of assets (other than depreciation)	—	—

(h) Amortisation of goodwill	—	—

(i) Amortisation of other intangible assets	—	—

(j) Impairment of goodwill	—	—

(k) Impairment of other intangible assets	—	—

Consolidated Statement of
Financial Performance
Previous
	Current	corresponding
	Half Year	Half Year
2.2 SUPPLEMENTARY ITEMS	$NZ’000	$NZ’000
(a) # Interest costs excluded from Item 2.1(d) and capitalised	n/a	n/a

(b) # Outlays (other than those arising from the acquisition of an existing	n/a	n/a

business) capitalised in intangibles

(c) Unrecognised differences between the carrying value and market value	n/a	n/a

of publicly traded investments

#	Items marked in this way need to be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus (deficit)

*  Delete as required

Appendix 1 (Rule 10.4)
Preliminary Half Year Report

3 DISCONTINUED, UNUSUAL (INCLUDING NON RECURRING), AND	Group - Current
EXTRAORDINARY ITEMS OF THE GROUP	Half Year

	Operating	Operating
	Revenue	Surplus
DETAILS AND COMMENTS	$NZ’000	$NZ’000

Discontinued Activities:	n/a	n/a

(Disclose Operating Revenue and Operating Surplus)	n/a	n/a

TOTAL DISCONTINUED ACTIVITIES	n/a	n/a

Material Unusual (including Non Recurring) Items (included in 1.2)	n/a	n/a

Description:	n/a	n/a

TOTAL MATERIAL NON RECURRING ITEMS	n/a	n/a

Extraordinary Items (Ref. Item 1.3(a))	n/a	n/a

Description:	n/a	n/a

TOTAL EXTRAORDINARY ITEMS	n/a	n/a

Statement of Movements
In Equity
Previous
4 STATEMENT OF MOVEMENTS IN EQUITY	Current	corresponding
	Half Year	Half Year
	$NZ’000	$NZ’000

4.1 NET SURPLUS (DEFICIT) ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER	321	1,354

(a) Net Surplus (Deficit) attributable to minority interest	—	—

4.2 OTHER RECOGNISED REVENUE AND EXPENSES

(a) Increases (decreases) in revaluation reserves	—	—

(b) Current Translation Differences	—	—

(c) Minority interest in other recognised revenue and expenses	—	—

4.3 TOTAL RECOGNISED REVENUES AND EXPENSES	—	—

4.4 OTHER MOVEMENTS

(a) Contributions by Owners	—	—

(b) Distributions to Owners	—	—

(c) Other	—	—

4.5 EQUITY AT BEGINNING OF HALF YEAR	(99)	(1,515)

4.6 EQUITY AT END OF HALF YEAR	222	(161)

Earnings Per Security
5 EARNINGS PER SECURITY		Previous
Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings	Current	corresponding
Per Share	Half Year	Half Year
	$NZ’000	$NZ’000

(a) Basic EPS	$3,210.00	$13,540.00

(b) Diluted EPS (if materially different from (a))

6 MATERIAL ACQUISITIONS OF SUBSIDIARIES (See Note (VII) attached):
(a) Name of subsidiary or group of subsidiaries		n/a	n/a

(b) Percentage of ownership acquired		n/a	n/a

(c) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

(d) Date from which such contribution has been calculated		n/a	n/a

$

7 MATERIAL DISPOSALS OF SUBSIDIARIES (See Note (VII) attached)
(a) Name of subsidiary or group of subsidiaries		n/a	n/a

(b) Contribution to consolidated net *Surplus (Deficit) (Item 1.4)	$

(c) Date from which such contribution has been calculated		n/a	n/a

(d) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) for the previous corresponding Half Year		n/a	n/a

(e) Contribution to consolidated net *Surplus (Deficit) (Item 1.4) from sale of subsidiary	$

* Delete as required	Page 2 of 7

8	REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS	Appendix 1 (Rule 10.4) Preliminary Half year Report
Information on the industry and geographical segments of the Listed Issuer is to be reported for the Half year in accordance with the provisions of SSAP:23: Financial Reporting for Segments.
Goodman Finance Limited does not operate in any specific industry or geographical segment.

	Consolidated Statement of Financial Position
(Note (VIII) attached has particular relevance for the preparation	At end of	As shown in	If half yearly
	current	last	as shown in last
9 CURRENT ASSETS:	Half Year	Annual Report	Half Yearly report
	$NZ’000	$NZ’000	$NZ’000

(a) Cash	18	48	50

(b) Trade receivables	—	—	2,145

(c) Investments	—	—	—

(d) Inventories	—	—	—

(e) Other assets, current	—	12	—

TOTAL CURRENT ASSETS	18	60	2,195

9.1 NON-CURRENT ASSETS

(a) Trade receivables #	208,224	206,851	203,778

(b) Investments	—	—	—

(c) Inventories	—	—	—

(d) Property, plant and equipment	—	—	—

(e) Goodwill	—	—	—

(f) Deferred Taxation Assets	—	—	—

(g) Other Intangible Assets	—	—	—

(h) Other assets, non current	7,432	8,381	9,312

9.2 TOTAL NON-CURRENT ASSETS	215,656	215,232	213,090

9.3 TOTAL ASSETS	215,674	215,292	215,285

9.4 CURRENT LIABILITIES

(a) Trade Creditors	1,338	1,424	1,229

(b) Income in advance, current	—	—	—

(c) Secured loans	—	—	—

(d) Unsecured loans	—	—	—

(e) Provisions, current	357	—	—

(f) Other liabilities, current	—	—	—

TOTAL CURRENT LIABILITIES	1,695	1,424	1,229

9.5 NON-CURRENT LIABILITIES

(a) Accounts payable, non-current	—	—	—

(b) Secured loans	—	—	—

(c) Unsecured loans	212,500	212,500	212,500

(d) Provisions, non-current	—	—	—

(e) Deferred Taxation Liability, non-current	1,257	1,467	1,718

(f) Other liabilities, non-current	—	—	—

9.6 TOTAL NON-CURRENT LIABILITIES	213,757	213,967	214,218

9.7 TOTAL LIABILITIES	215,452	215,391	215,447

9.8 NET ASSETS	222	(99)	(162)

9.9 SHAREHOLDERS’ EQUITY
(a) Share capital (optional)
(b) Reserves (optional) (i) Revaluation reserve
(ii) Other reserve
(c) Retained Surplus (accumulated Deficit) (optional)

9.10 SHAREHOLDERS’ EQUITY ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	222	(99)	(162)

(a) Minority equity interests in subsidiaries	—	—	—

9.11 TOTAL SHAREHOLDERS’ EQUITY	222	(99)	(162)

(a) Returns on Assets (%) (EBIT divided by Total Assets)	n/a	n/a	n/a

(b) Return on Equity (%) (Net Income divided by Shareholders’ Equity)	n/a	n/a	n/a

(c) Debt to Equity Ratio (%) (Total Liabilities divided by	n/a	n/a	n/a

Shareholders’ Equity)	n/a	n/a	n/a

# This amount is repayable upon demand and portions can be used to satisfy current liabilities.

* Delete as required	Page 3 of 7

Appendix 1 (Rule 10.4)
Preliminary Half Year Report

	Consolidated Statement
	of cashflows for Half year
(See Note (IX) attached )	Current	Previous
10 CASH FLOWS RELATING TO OPERATING ACTIVITIES	Half Year	corresponding
		Half Year
	$NZ’000	$NZ’000

(a) Receipts from customers	—	—

(b) Interest received	9	200

(c) Dividends received	—	—

(d) Payments to suppliers and employees	—	—

(e) Interest paid	(10,398)	(10,973)

(f) Income taxes paid	—	—

(g) Other cash flows relating to operating activities	(147)	(63)

NET OPERATING CASH FLOWS	(10,536)	(10,836)

(See Note (IX) attached )
11 CASH FLOWS RELATING TO INVESTING ACTIVITIES
(a) Cash proceeds from sale of property, plant and equipment	—	—

(b) Cash proceeds from sale of equity investments	—	—

(c) Loans repaid by other entities	10,506	11,236

(d) Cash paid for purchases of property, plant and equipment	—	—

(e) Interest paid – capitalised	—	—

(f) Cash paid for purchases of equity investments	—	—

(g) Loans to other entities	—	(31,000)

(h) Other cash flows relating to investing activities	—	—

NET INVESTING CASH FLOWS	10,506	(19,764)

(See Note (IX) attached )
12 CASH FLOWS RELATED TO FINANCING ACTIVITIES
(a) Cash proceeds from issue of shares, options, etc.	—	—

(b) Borrowings	—	—

(c) Repayment of borrowings	—	—

(d) Dividends paid	—	—

(e) Other cash flows relating to financing activities	—	(5,517)

NET FINANCING CASH FLOWS		(5,517)

(See Note (IX) attached )
13 NET INCREASE (DECREASE IN CASH HELD)	(30)	(36,117)

(a) Cash at beginning of Half Year	48	36,167

(b) Exchange rate adjustments to Item 12.3(a) above	—	—

(c) CASH AT END OF HALF YEAR	18	50

14	NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows: Nil

15 RECONCILIATION OF CASH		Previous
For the purposes of the above Statement of cash flows, cash includes:	Current	corresponding
	Half Year	Half Year
	NZ$’000	NZ$’000
Cash at the end of the Half Year as shown in the statement of cash flows is reconciled to the related items in the financial statements as follows:
Cash on hand and at bank	18	50

Deposits at call	—	—

Bank overdraft	—	—

Other (provide details eg Term Deposits	—	—

Total = Cash at End of Half Year (Item 13(c) above)	18	50

16	EQUITY ACCOUNTED INVESTMENTS IN ASSOCIATES

Information attributable to the reporting group’s share of investments in associates and other material interests is to be disclosed by way of separate note below (refer FRS-38 Accounting for Investments in Associates).

16.1 GROUP SHARE OF RESULTS OF ASSOCIATES		Equity Earnings
Previous
	Current		corresponding
	Half Year		Half Year
	$NZ’000		$NZ’000

(a) OPERATING SURPLUS (DEFICIT) BEFORE TAX	n/a		n/a

(b) Less tax	n/a		n/a

(c) OPERATING SURPLUS (DEFICIT) AFTER TAX	n/a		n/a

(i) Extraordinary items	n/a		n/a

(d) NET SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX	n/a		n/a

* Delete as required

Appendix 1 (Rule 10.4)
16.2 MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES	Preliminary Half Year Report
(a) The group has a material (from group’s viewpoint) interest in the following corporations:

	Percentage of ordinary		Contribution to net
	shares held at end of		surplus (deficit)
Name	Half Year		(Item 1.5)

Equity Accounted		Previous		Previous
Associates	Current	corresponding	Current	corresponding
	Half Year	Half Year	Half Year	Half Year

			NZ$'000	NZ$'000

Equity Accounted in current year

n/a	n/a	n/a	n/a	n/a

Other Material Interests			Not Equity Accounted in current year

n/a	n/a	n/a	n/a	n/a

     (b) Investments in Associates

Previous
	Current	corresponding
	Half Year	Half Year
	$NZ'000	$NZ'000

Carrying value of investments in associates beginning of Half year	n/a	n/a

Share of changes in associates’ post acquisition surpluses/and reserves:

- Retained surplus	n/a	n/a

- Reserves	n/a	n/a

Net goodwill amortisation and impairment adjustments in the period	n/a	n/a

Less Dividends received in the period	n/a	n/a

Equity carrying value of investments at the end of Half Year	n/a	n/a

Amount of goodwill included in carrying value at end of that Half Year	n/a	n/a

17 ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

		Number		Number	Paid-Up Value
Category of Securities	Issued		Quoted	Cents	(If not fully paid)

PREFERENCE SHARES:
# (Description)

Issued during current Half Year		Nil		Nil

ORDINARY SHARES:
Opening balance		100		Nil

Issued during current Half Year		Nil		Nil

Closing balance		100		Nil

CONVERTIBLE NOTES
# (Description)

Issued during current Half Year		Nil		Nil

OPTIONS:		Issued	Quoted	Exercise Price	Expiry Date

Issued during current Half Year		Nil		Nil

DEBENTURES - Totals only:			$

UNSECURED NOTES - Totals only:		$212,500,000.00	$	$212,500,000.00

OTHER SECURITIES			$	$

# Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

* Delete as required

Appendix 1 (Rule 10.4)
Preliminary Half Year Report

18	COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(a)	Material factors affecting the revenues and expenses of the group for the current Half Year
NIL

(b)	Significant trends or events since end of current Half Year

NIL

(c)	Changes in accounting policies since last Annual Report and/or last Half Yearly to be disclosed
NIL

(d)	Critical Accounting Policies - Management believes the following to be critical accounting policies. That is they are both important to the portrayal of the Issuer’s financial condition and results, as they require management to make judgments and estimates about matters that they are inherently uncertain
NIL

(e)	Management’s discussion and analysis of financial condition, result and/or operations (optional) - this section should contain forward looking statements that should outline where these involve risk and uncertainty
NIL

(f)	Other comments
NIL

ADDITIONAL COMMENTS

Burns Philp & Company Limited (Burns Philp) and certain of its wholly-owned subsidiaries guarantee the indebtedness of Goodman Finance Limited (Goodman Finance) under the Trust Deed dated 30 April 2003 (Trust Deed) on an unsecured and subordinated basis. As Burns Philp and those subsidiaries guarantee the payment of the interest on the Capital Notes and the other indebtedness of Goodman Finance under the Trust Deed, a holder of the Capital Notes should have regard to the results of Burns Philp in addition to the results of Goodman Finance as an individual disclosing entity.

On 22 July, 2004, Burns Philp announced that it had reached agreement with Associated British Foods Plc (ABF) for the sale of its Yeast and Bakery Ingredients Group and Herbs & Spices business (the Businesses) for US$1.35 billion. These transactions were completed in September, 2004.

Tones Brothers, Inc., Burns Philp Food Inc., New Zealand Food Industries Limited and Mauri Yeast Australia Pty Limited, each an indirectly wholly-owned subsidiary of Burns Philp, were sold as part of the Businesses. Each of these subsidiaries has guaranteed the indebtedness of Goodman Finance under the Trust Deed by entering into a local law guarantee dated 30 April 2003 (collectively the Guarantees). On completion of the transactions, the entities sold were released from the Guarantees.

CONTINGENT LIABILITIES

Goodman Finance is a guarantor in respect of certain debt facilities of the Burns Philp Group (being Burns, Philp & Company Limited and its subsidiaries) which are senior in right of repayment to the Capital Notes (Senior Debt Agreements). As at 31 December 2004, these Senior Debt Agreements include the US$400 million 9.75% unsecured Senior Subordinated Notes due 2012, the US$210 million 10.75% unsecured Senior Subordinated Notes due 2011 and the US$100 million 9.5% unsecured Senior Notes due 2010, in addition to a number of small financings. At 31 December 2004, the Burns Philp Group had approximately NZ$555.7 million outstanding under the US$400 million 9.75% Senior Subordinated Notes due 2012, approximately NZ$291.7 million outstanding under the US$210 million 10.75% Senior Subordinated Notes due 2011 and approximately NZ$138.9 million outstanding under the US$100 million 9.5% Senior Notes due 2010.

Goodman Finance had also provided a guarantee and security in respect of certain of the Burns Philp Group’s debt facilities. These included senior secured term loan facilities comprising the A$1.3 billion secured Senior Funding Agreement and the US$270 million secured Senior Funding Agreement. These facilities have been repaid, with approximately US$90.0 million of the proceeds from the sale of the Herbs & Spices business being used to reduce the senior secured debt on 10 September 2004 and the balance being repaid on 7 October 2004 from the proceeds of the sale of the Yeast and Baking Ingredients business. The guarantee and security provided by Goodman Finance continues to secure a number of financings typically involving small amounts extending to operating companies in the Burns Philp Group.

Goodman Finance has also provided an indemnity (Indemnity) in respect of a bank bond provided to the New Zealand Stock Exchange for NZ$75,000 in connection with the Capital Notes. The Indemnity has been granted on an unsecured and unsubordinated basis.

19	DIVIDEND

(a)	Dividend Yield as at balance date (%) (Annual dividend per share divided by price per share
n/a

(b)	Tax Adjusted Dividend Yield as at balance date (%) (Annual net dividend per share divided by price per share)
n/a

* Delete as required	Page 6 of 7

Appendix 1 (Rule 10.4)
Preliminary Half Year Report

20	ANNUAL MEETING (if full year report)

(a)	To be held at n/a

(b)	Date	Time

(c)	Approximate date of availability of Annual Report

If this Half Year report was approved by resolution of the Board of Directors, please indicate date of meeting:

4 February, 2005

/s/ Thomas J. Degnan

(signed by) Thomas J. Degnan

* Delete as required	Page 7 of 7

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	February 4, 2005	By	/s/ Helen Golding

(Signature) *
HELEN GOLDING
Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer